UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: F/m Funds Trust

3.	Securities and Exchange Commission File No.: 811-22691

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? [ ] Initial Application [X] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

F/m Funds Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Bernard Brick

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(513) 346-4204

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

F/m Investments, LLC

3050 K Street, N.W., Suite 201

Washington, D.C. 20007

(212) 922-2699

(records as investment advisor to F/m Investments Large Cap Focused Fund and investment sub-advisor to Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Fund)

Oakhurst Capital Advisors, LLC

1875 Century Park E, Suite 950

Los Angeles, CA 90067

(404) 487-1961

(records as investment advisor to Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Fund)

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(513) 587-3400

(records as administrator and transfer agent)

U.S. Bank National Association

425 Walnut Street

Cincinnati, OH 45202

(866) 350-5066

(records as custodian)

Ultimus Fund Distributors, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(402) 493-4603

(records as distributor)

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one): [X] Open-end [ ] Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Ohio

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

F/m Investments, LLC

3050 K Street, N.W., Suite 201

Washington, D.C. 20007

Oakhurst Capital Advisors, LLC

1875 Century Park E, Suite 950

Los Angeles, CA 90067

(formerly known as Oakhurst Capital Management, LLC)

First Western Capital Management Company

1901 Avenue of the Stars, Suite 200

Los Angeles, CA 90067

(Investment adviser to the Oakhurst Short Duration Bond Fund, Oakhurst Short Duration High Yield Credit Fund and Oakhurst Fixed Income Fund prior to November 16, 2020)

Cognios Capital, LLC

3965 W. 83rd Street #348

Prairie Village, KS 66208

(Investment Adviser to the F/m Investments Large Cap Focused Fund from inception until April 2020)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Ultimus Fund Distributors, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

Matrix 360 Distributors, LLC

4300 Shawnee Mission Pkwy, Suite 100

Fairway, KS 66205

(Prior to January 18, 2022)

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No If Yes, for each UIT state:

Name(s):

File No.: 811- Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: March 29, 2023

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: June 29, 2023 for the F/m Investments Large Cap Focused Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Credit Fund, and July 31, 2023 for the Oakhurst Fixed Income Fund.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes [X] No**

At the close of business on October 27, 2023, F/m Investments Large Cap Focused Fund, Oakhurst Short Duration Bond Fund, Oakhurst Short Duration High Yield Credit Fund and Oakhurst Fixed Income Fund, the sole remaining series of F/m Funds Trust (each an “Acquired Fund,” and together, the “Acquired Funds”), each transferred all of their assets and liabilities to F/m Investments Large Cap Focused Fund, Oakhurst Short Duration Bond Fund, Oakhurst Short Duration High Yield Credit Fund and Oakhurst Fixed Income Fund, respectively, each a series of The RBB Fund, Inc. (each an “Acquiring Fund,” and together, the “Acquiring Funds”), in exchange for the commensurate number of shares in the respective Acquiring Fund. Each of the Acquired Funds ceased to have any shareholders following the Reorganizations. Each shareholder of each Acquired Fund received a number of full and fractional shares of such Acquiring Fund corresponding in class and equal in aggregate net asset value to such shareholder’s shares of the corresponding Acquired Fund held at the time of the Reorganization. Shareholders received Acquiring Fund shares on a pro rata basis in accordance with the related Agreement and Plan of Reorganization.

(a)	If Yes, list the date(s) on which the fund made those distributions: N/A

(b)	Were the distributions made on the basis of net assets? N/A

[ ] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership? N/A

[ ]       Yes       [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only: N/A

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities? [ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?
(a)	[ ] Yes [X] No (**Please refer to the footnote to Question 16 above for a description of the transaction.)

If No,

(b)	How many shareholders does the fund have as of the date this form is filed? N/A

(c)	Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]       Yes       [X] No If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities? [ ] Yes [ ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]       Yes       [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $265,233

(ii)	Accounting expenses: $50,000

(iii)	Other expenses (list and identify separately):

Proxy Solicitation: $68,705

Insurance: $178,910

Filing, printing and mailing: $24,482

(iv)	Total expenses (sum of lines (i)-(iii) above): $587,330

(b)	How were those expenses allocated? F/m Investments, LLC paid all of the expenses described above.

(c)	Who paid those expenses? Please see (b) above.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding? [ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Series of F/m Funds Trust	Series of The RBB Fund, Inc.
F/m Investments Large Cap Focused Fund	F/m Investments Large Cap Focused Fund
Oakhurst Short Duration Bond Fund	Oakhurst Short Duration Bond Fund
Oakhurst Short Duration High Yield Credit Fund	Oakhurst Short Duration High Yield Credit Fund
Oakhurst Fixed Income Fund	Oakhurst Fixed Income Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-05518

(c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (June 7, 2023; 333-271528).

(d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

N/A

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of F/m Funds Trust, (ii) he or she is the Secretary of F/m Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Bernard Brick

Name: Bernard Brick

Title: Secretary